Exhibit (a)(1)

SYMMETRICOM, INC.

Offer To Purchase For Cash
$63,120,000
Aggregate Principal Amount
of its
3¼% Contingent Convertible Subordinated Notes due 2025

(CUSIP No. 871543AB0)

This tender offer will expire at 5:00 p.m., New York City time, on July 29, 2008, unless extended by Symmetricom, Inc. (such time and date, as the same may be extended, the “Expiration Date”).

Symmetricom, Inc., a Delaware corporation (“Symmetricom,” the “Company,” “we,” “us” or “our”), hereby offers (the “Offer”) to purchase for cash, on a pro rata basis, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”), $63,120,000 aggregate principal amount (the “Tender Cap”) (or such lesser amount as is validly tendered and not withdrawn) of its 3¼% Contingent Convertible Subordinated Notes due 2025 (the “Notes”) that are validly tendered and not withdrawn, at a purchase price equal to $990.00 per $1,000.00 of the principal amount of such Notes, plus accrued and unpaid interest to, but excluding, the date on which the Notes are purchased. The Tender Cap is equal to 52.6% of the $120,000,000 aggregate principal amount outstanding of the Notes. If Notes in an aggregate principal amount higher than the Tender Cap are validly tendered and not withdrawn, then Notes in an aggregate principal amount equal to the Tender Cap will be accepted for payment of the purchase price, on a pro rata basis, as described elsewhere in this Offer to Purchase. If a holder’s valid tender of Notes would result in the purchase of Notes in a principal amount other than an integral multiple of $1,000, the Company will increase or decrease, in its discretion, the principal amount of the Notes to be purchased from such holder to the next higher or lower integral multiple of $1,000.

This Offer is conditioned upon the satisfaction or waiver of certain conditions on or prior to the Expiration Date. The Offer is not conditioned on any minimum amount of Notes being tendered.  See “Terms of the Offer—Conditions of the Offer.”

 Capitalized terms used but not otherwise defined in this Offer to Purchase shall have the meanings given to them in the Indenture (the “Indenture”), dated as of June 8, 2005, between the Company, as issuer, and Wells Fargo Bank, National Association, as trustee (the “Trustee”), governing the Notes.

The purpose of the Offer is to acquire 52.6%, or $63,120,000, of the aggregate principal amount of the Notes outstanding, including at least 52.6%, or $40,000,000, of the aggregate principal amount of the Notes held by Quantum Partners LDC (“Quantum”), the holder of a majority in aggregate principal amount of the Notes. Pursuant to a letter agreement dated June 30, 2008, Quantum agreed to waive certain Defaults and Events of Default, rescind certain notices of Default and Events of Default and rescind certain Acceleration Notices delivered to the Company pursuant to the Indenture (this waiver and rescission, collectively, the “Quantum Waiver Agreement”).  The Quantum Waiver Agreement is subject to certain conditions, including the Company’s purchase and payment in this Offer of at least 52.6%, or $40,000,000, of the aggregate principal amount of the Notes held by Quantum.

Information Agent and Depositary

D.F. King & Co., Inc.

June 30, 2008

THE OFFER

If you validly tender your Notes and we accept them for purchase, we will pay you promptly after the Expiration Date (the date of payment being referred to herein as the “Payment Date”) a purchase price equal to $990.00 per $1,000.00 of the principal amount of such Notes, plus accrued and unpaid interest to, but excluding, the Payment Date. If Notes in an aggregate principal amount higher than the Tender Cap are validly tendered and not withdrawn, then Notes in aggregate principal amount equal to the Tender Cap will be accepted for payment of the purchase price, on a pro rata basis, as described elsewhere in this Offer to Purchase.   The Payment Date is expected to be on or about July 30, 2008.

The Offer is not conditioned upon any minimum principal amount of the Notes being tendered.  The conditions of the Offer are set forth under “Terms of the Offer—Conditions of the Offer.”

Tenders of Notes may be withdrawn at any time on or before the Expiration Date, but not thereafter (except as provided by law), by following the procedures described in this Offer to Purchase.

In the event of a termination or withdrawal of the Offer, Notes tendered pursuant to the Offer will promptly be returned to you or credited to your account through The Depository Trust Company (“DTC”) and your DTC participant.  If Notes that you tender are not purchased due to proration, they will be returned to you promptly or credited to your account.

We expressly reserve the right, subject to applicable law, to:

•	waive any and all conditions to the Offer;

•	extend the Offer;

•	terminate or withdraw the Offer as set forth under “Terms of the Offer—Conditions of the Offer”; or

•	otherwise amend the Offer in any respect; provided, however, that we will not amend the Offer to decrease the Tender Cap or the purchase price for the Notes.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Offer to Purchase.  Any representation to the contrary is a criminal offense.

None of the Company, D.F. King & Co., Inc. (the “Information Agent and Depositary”), or the Trustee is making any recommendation as to whether or not you should tender your Notes in response to the Offer.

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IMPORTANT INFORMATION

A beneficial owner of Notes that are held of record by a broker, dealer, commercial bank, trust company or other nominee must instruct such broker, dealer, commercial bank, trust company or other nominee to tender the Notes on the beneficial owner’s behalf.  See “Procedures for Tendering.”  DTC has authorized DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to tender their Notes as if they were holders.  To effect such a tender, DTC participants must transmit their acceptance to DTC through the DTC Automated Tender Offer Program (“ATOP”), for which the transaction will be eligible, and follow the procedure for book-entry transfer set forth in “Procedures for Tendering.”

We have not provided guaranteed delivery provisions in connection with the Offer.  You must tender your Notes in accordance with the procedures set forth under “Terms of the Offer—Procedures for Tendering.”

Any questions concerning the terms and conditions of the Offer, requests for additional copies of this Offer to Purchase, or requests for assistance relating to the procedures for tendering Notes may be directed to the Information Agent and Depositary at the address and telephone number on the back cover of this Offer to Purchase.  Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance regarding the Offer.

This Offer to Purchase contains important information that should be read before any decision is made with respect to the Offer.

This Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which it is unlawful to make such offer under applicable securities or blue sky laws.

The delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to its date or that there has been no change in the information set forth herein or in any attachments hereto or in our affairs since the date hereof.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Offer to Purchase, and, if given or made, such information or representation may not be relied upon as having been authorized by us or the Information Agent and Depositary.

From time to time following the tenth business day after the Purchase Date, we may purchase additional Notes in the open market, in privately negotiated transactions, through tender offers or otherwise, or may redeem Notes pursuant to the terms of the Indenture.  Any future purchases may be on the same terms or on terms that are more or less favorable to holders of Notes than the terms of the Offer.  Any future purchases by us will depend on various factors existing at that time.  There can be no assurance as to which, if any, of these alternatives (or combinations thereof) we will pursue in the future.

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SUMMARY

The following summary is provided solely for the convenience of the holders of Notes. This Summary is not intended to be complete and is qualified in its entirety by reference to the full text and more specified details contained elsewhere in this Offer to Purchase. Holders are urged to read this Offer to Purchase in its entirety.

Obligor	Symmetricom, Inc. (“Symmetricom,” the “Company,” “we,” “us” or “our”).

The Notes	3¼% Contingent Convertible Subordinated Notes due 2025 (the “Notes”).

The Offer

Symmetricom hereby offers (the “Offer”) to purchase for cash, on a pro rata basis, $63,120,000 aggregate principal amount (the “Tender Cap”) of the Notes (or such lesser amount as is validly tendered and not withdrawn), for the purchase price set forth below, upon the terms and subject to the conditions described in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”).

Purchase Price

The consideration for each $1,000.00 principal amount of Notes tendered and accepted for payment pursuant to the Offer shall be $990.00, plus accrued and unpaid interest up to, but not including, the date the Notes are purchased.

Tender Cap and Proration

If the Tender Cap is adequate to purchase some, but not all, of the aggregate principal amount of the Notes validly tendered, the amount of Notes that will be purchased will be prorated based on the aggregate principal amount of Notes validly tendered in the tender offer.  Subject to any required notice under applicable law, Symmetricom may increase the Tender Cap in its sole discretion.

The Expiration Date	The Offer will expire at 5:00 p.m., New York City time, on July 29, 2008, unless extended by Symmetricom.

Withdrawal Rights	Tenders of Notes may be withdrawn at any time on or before the Expiration Date, but not thereafter, by following the procedures described herein.

Acceptance Date	The date that Symmetricom accepts Notes for payment (subject to the Tender Cap and to possible proration as described in this Offer to Purchase), which Notes are validly tendered and not withdrawn.

Payment Date

The date that the purchase price (plus accrued and unpaid interest thereon up to, but not including, the Payment Date) for Notes validly tendered and accepted for payment (subject to the Tender Cap and to possible proration as described in this Offer to Purchase) after the Expiration Date of the Offer will be paid, which will be promptly following the Expiration

Date. Payment will be made in immediately available (same-day) funds.

Conditions Precedent to the Tender Offer

Symmetricom is not obligated to accept any Notes for purchase if, at or before the Expiration Date, (1) the Quantum Waiver Agreement is not in full force and effect or has been terminated; or (2) certain general conditions exist as set forth under “Term of the Offer—Conditions of the Offer.”

Procedures for Tendering Notes

A beneficial owner whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact its nominee if the beneficial owner desires to tender Notes. DTC participants must transmit their acceptance to DTC through the DTC Automated Tender Offer Program (“ATOP”). For further information, call the Information Agent and Depositary at the telephone number set forth on the back cover of this Offer to Purchase or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Certain U.S. Federal Income Tax Considerations	For a summary of certain U.S. federal income tax considerations related to the Offer, see “Certain United States Federal Income Tax Considerations.”

Waivers; Extensions; Amendments; Termination

Symmetricom expressly reserves the right, in its reasonable discretion, subject to applicable law, at any time or from time to time prior to the Expiration Date, to (1) waive any condition to the Offer, (2) extend the Expiration Date and retain all Notes tendered pursuant to the Offer, subject, however, to the withdrawal rights of holders of Notes, (3) amend the terms of the Offer in any respect (other than to decrease the Tender Cap or the purchase price for the Notes), and (4) terminate the Offer and not accept for purchase any Notes as set forth under “Terms of the Offer—Conditions of the Offer.” Any amendment applicable to the Offer will apply to all Notes tendered pursuant to the Offer.

Brokerage Commissions

No brokerage commissions are payable by holders of Notes to the Information Agent and Depositary. If Notes are held through a nominee, a holder should contact its nominee to determine whether any transaction costs are applicable.

Information Agent and Depositary	D.F. King & Co., Inc.

Trustee	Wells Fargo Bank, National Association.

Further Information

Additional copies of this Offer to Purchase and any other documents related to the Offer may be obtained by contacting the Information Agent and Depositary at its telephone number or address set forth on the back cover of this Offer to Purchase.

SYMMETRICOM, INC.

We are a leading supplier of synchronization and timing products to industry, government, research centers and aerospace markets. We supply solutions for customers who demand reliable products and engineering expertise in a variety of applications, including network synchronization, timing, testing, verification and/or the measurement of time and frequency-based signals. We design and/or manufacture rubidium clocks, crystal oscillators, cesium clocks and hydrogen maser clocks. Our products include synchronization network elements, timing elements and business broadband access devices for wireline and wireless networks as well as the provision of professional services.  We were incorporated in California in 1956 and reincorporated in Delaware in 2002.

TERMS OF THE OFFER

The Offer

We are offering to purchase for cash, on a pro rata basis, upon the terms and subject to the conditions set forth in this Offer to Purchase, $63,120,000 aggregate principal amount (or such lesser amount as is validly tendered and not withdrawn) of our 3¼% Contingent Convertible Subordinated Notes due 2025 that are validly tendered and not withdrawn. We have the right to increase the Tender Cap, in our sole discretion.  For more information regarding possible proration with respect to the Notes, please refer to the subsection entitled “—Proration” below.

Valid tenders of Notes pursuant to the Offer will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. If a holder’s valid tender of Notes would result in the purchase of Notes in a principal amount other than an integral multiple of $1,000, we will increase or decrease, in our discretion, the principal amount of the Notes to be purchased from such holder to the next higher or lower integral multiple of $1,000.

The purchase price for each $1,000 principal amount of Notes tendered and accepted for payment pursuant to the Offer (subject to the Tender Cap and to possible proration as described in this Offer to Purchase) will be $990.00 per $1,000.00 of the principal amount of such Notes, plus accrued and unpaid interest to, but excluding, the date on which the Notes are purchased.

We may from time to time following the tenth business day after the Purchase Date purchase additional Notes in the open market, in privately negotiated transactions, through tender offers or otherwise, or may redeem Notes pursuant to the terms of the Indenture. Any future purchases may be on the same terms or on terms that are more or less favorable to holders of Notes than the terms of the Offer. Any future purchases by us will depend on various factors existing at that time. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) we will pursue in the future.

Proration

The amount of Notes that is purchased in the Offer is subject to the Tender Cap and may be prorated.

If the aggregate principal amount of Notes validly tendered exceeds the Tender Cap, the Notes will be prorated based on the aggregate principal amount of Notes tendered in the Offer.

Background; Purpose of the Offer

On May 7, 2008, we received a Notice of Acceleration from the Trustee. The Notice of Acceleration declares that the principal amount outstanding under the Notes, together with any accrued and unpaid interest, and fees and expenses, are immediately due and payable under Section 6.02(a) of the Indenture based on our failure to file with the SEC or the Trustee the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2007. On June 17, 2008, we filed with the SEC our Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2007. As disclosed in our Current Report on Form 8-K filed with the SEC on May 8, 2008, we believe that we were not in Default under the Indenture.  We also believe that no Event of Default entitling holders to accelerate has occurred with respect to the Notes.

The purpose of this Offer is to acquire 52.6%, or $63,120,000, of the aggregate principal amount of the Notes outstanding, including at least 52.6%, or $40,000,000, of the aggregate principal amount of the Notes held by Quantum, the holder of a majority in aggregate principal amount of the Notes. On June 30, 2008, Quantum executed and delivered the Quantum Waiver Agreement.  The Quantum Waiver Agreement is subject to certain conditions, including the Company’s purchase and payment in this Offer of at least 52.6%, or $40,000,000, of the aggregate principal amount of the Notes held by Quantum.

Sources of Funds

The total amount of funds required to purchase the Notes up to the Tender Cap and to pay all fees and expenses in connection therewith is estimated to be approximately $62,588,800, plus the accrued and un paid interest on the Notes.  We intend to use cash on hand to pay the purchase price for and accrued and unpaid interest on the Notes validly tendered pursuant to the Offer.

Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to applicable law, we shall not be required to accept any Notes for purchase, and may terminate, extend or amend (other than to decrease the Tender Cap or the purchase price for the Notes) the Offer and may postpone, subject to Rule 14e-1 and Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”), the acceptance of Notes so tendered, whether or not any other Notes have theretofore been accepted for purchase pursuant to the Offer, if, at or before the Expiration Date, (1) the Quantum Waiver Agreement is not in full force and effect or has been terminated, or (2) any of the following general conditions exist:

(a)           (i) any general suspension of trading in, or limitation on prices for, securities in the United States securities or financial markets, (ii) a material impairment in the trading market for debt securities, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iv) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, (v) any attack on, outbreak or escalation of hostilities or acts of terrorism involving the United States or declaration of emergency or war by the United States that would reasonably be expected to have a materially disproportionate effect on our (or our subsidiaries’) business, operations, condition or prospects relative to other companies in our industry or (vi) any significant adverse change in the United States securities or financial markets generally or in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;

(b)           the existence of an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction that shall have been enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent or materially restrict or delay consummation of the Offer or that is reasonably likely to be materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects;

(c)           any instituted or pending action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, that challenges the making of the Offer or is reasonably likely to directly or indirectly prohibit, prevent, restrict or delay the consummation of the Offer or otherwise adversely affects in any material manner the Offer;

(d)           there exists any other actual or threatened legal impediment to the Offer or any other circumstances that would materially adversely affect the transactions contemplated by the Offer or the contemplated benefits of the Offer to us; or

(e)           an event or events or the likely occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Offer or we shall have determined that anything could impair the contemplated benefits of the Offer.

The conditions described above are solely for our benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, including any action or inaction by us, and may be waived by us, in whole or in part, at any time and from time to time prior to the Payment Date.  Our failure at any time to exercise any of our rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

In the event that we terminate or withdraw the Offer in whole or in part, we will give immediate notice to the Information Agent and Depositary, and all of the affected Notes theretofore tendered pursuant to the Offer and not accepted for payment will promptly be returned to you or credited to your account through DTC and your DTC participant.  In the event that Notes you validly tendered are not purchased due to proration, they will be promptly returned to you or credited to your account.  See “—Withdrawal of Tenders” below.

Additional Terms of the Offer

•	All communications, payments, notices, certificates, or other documents to be delivered to or by a holder will be delivered by or sent to or by it at the holder’s own risk.

•

By submitting a valid electronic acceptance instruction, a holder will be deemed to have given the representations, warranties and undertakings of the holder set forth below in “Procedures for Tendering—Representations, Warranties and Undertakings.”

•	All acceptances of tendered Notes shall be deemed to be made on the terms set out in this Offer to Purchase (and shall be deemed to be given in writing even though submitted electronically).

•	The Company may in its sole discretion elect to treat as valid an electronic tender instruction in respect of which the relevant holder does not fully comply with all the requirements of these terms.

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Unless waived by the Company, any irregularities in connection with tenders of such Notes must be cured within such time as the Company shall determine. None of the Company, the Information Agent and Depositary, or the Trustee, nor any other person, shall be under any duty to give notification of any defects or irregularities in such tenders of such Notes, nor will any of such entities incur any liability for failure to give such notifications. Tenders of such Notes may be deemed not to have been made until such irregularities have been cured or waived.

•	None of the Company, the Information Agent and Depositary, or the Trustee shall accept any responsibility for failure of delivery of a notice, communication or electronic acceptance instruction.

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Any rights or claims which a holder may have against the Company in respect of any tendered Notes or the Offer shall be extinguished or otherwise released upon the payment to such holder of the purchase price and any accrued and unpaid interest for such Notes.

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Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or notice, in addition to any press release or notice required pursuant to the terms of the Indenture, to the Information Agent and Depositary.

•	The Notes are debt obligations of the Company and are governed by the Indenture. There are no appraisal or other similar statutory rights available to the holders in connection with the Offer.

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The contract constituted by the Company’s acceptance for payment in accordance with the terms of this Offer to Purchase of Notes validly tendered (or defectively tendered, if such defect has been waived by the Company) shall be governed by, and construed in accordance with the internal laws of the State of New York.

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It is a violation of Section 14(e) of the Exchange Act and Rule 14e-4 promulgated thereunder for a person, directly or indirectly, to deposit the Notes for a person’s own account unless, at the time of the deposit and at the end of the Expiration Date, such person (i) has a net long position equal to or greater than the amount of the Notes deposited and (ii) will deliver or cause such Notes to be delivered in accordance with the terms of the Offer. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the deposit or guarantee of deposit on behalf of another person. The deposit of Notes to the Company pursuant to any procedures described herein will constitute a representation by such holder of Notes that (i) such holder of Notes has a net long position in the Notes being deposited within the meaning of Rule 14e-4 and (ii) the deposit of such Notes complies with Rule 14e-4.

Significant Consequence to Non-Tendering Holders

The following information, in addition to the other information set forth herein and the information contained in the documents filed by the Company with the SEC and set forth in “Additional Information” in this Offer to Purchase), should be considered carefully before determining whether or not to tender Notes.

Adverse Effects on Trading Market for the Notes.  The Notes are not listed on any public securities exchange or reported on a national quotation system.  To the extent that Notes are tendered and accepted in the Offer, the trading market for any Notes that remain outstanding thereafter will be diminished.  A Note issue with a smaller outstanding aggregate principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a greater float.  Therefore, the market price for Notes not tendered for purchase may be affected adversely to the extent that the principal amount of Notes tendered and purchased pursuant to the Offer reduces the float of the Notes.  The reduced float may also tend to make trading prices more volatile.  There can be no assurance that any trading market will exist for the Notes following the consummation of the Offer.

Procedures for Tendering

The following summarizes the procedures to be followed in tendering Notes.

Expiration Date; Extensions; Amendments.

The Expiration Date for the Offer is 5:00 p.m., New York City time, on July 29, 2008, unless extended, in which case the Expiration Date with respect to the Notes will be such time and date to which the Expiration Date is extended.  We may extend the Expiration Date with respect to the Notes for any purpose, including, without limitation, to permit the satisfaction or waiver of all conditions to the Offer.  In order to extend the Expiration Date as to the Notes, we will notify DTC, and we will make a public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.  Such announcement will state that we are extending the Offer as to the Notes for a specified period or on a daily basis.  Without limiting the manner in which we may choose to make a public announcement of any extension, amendment or termination of the Offer, we will not have any obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely press release or notice, in addition to any press release or notice required pursuant to the terms of the Indenture, to the Information Agent and Depositary.

We expressly reserve the right, subject to applicable law, to:

•	delay accepting the Notes;

•	extend the Offer period of the Notes;

•	terminate or withdraw the Offer of the Notes as set forth under “—Conditions of the Offer”; and

•	amend, modify or, waive at any time, or from time to time, the terms of the Offer, including waiver of any conditions to consummation of the Offer;

provided, however, that we will not amend the terms of the Offer so as to decrease the Tender Cap or the purchase price for the Notes.

If we exercise any such right, we will give written notice thereof to the Information Agent and Depositary and will make a public announcement thereof as promptly as practicable.

The minimum period during which the Offer will remain open following material changes in the terms of the Offer or in the information concerning the Offer will depend upon the facts and circumstances of such change, including the relative materiality of the changes.  If we make any change to the Offer that we determine constitutes a material change, or if we waive a material condition to the Offer, we will promptly disclose the change or waiver in a supplement to this Offer to Purchase that we will distribute to registered holders of Notes, and we will make a public announcement of such change or waiver promptly afterward by means of a press release.  We may be required to extend the Expiration Date for a period of five to ten business days, depending on the significance of the change or waiver, if the Offer would otherwise expire during the five to ten business day period.  If we are required to extend the Expiration Date, we will make a public announcement of such extension promptly by means of a press release.

How to Tender Notes.  Any holder whose Notes are held in book-entry form through a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Notes should contact such broker, bank, dealer or other nominee promptly and instruct such nominee to submit instructions on such holder’s behalf. Please check with your nominee to determine the procedure for such firm.

Procedures to be Followed by Brokers, Banks, Dealers and Other Nominees; ATOP; DTC System.  The Information Agent and Depositary will establish one or more ATOP accounts on behalf of the Company with respect to the Notes at DTC promptly after the date of this Offer to Purchase. ATOP allows a financial institution that is a participant in DTC’s system to make book-entry delivery of Notes by causing DTC to transfer Notes into the ATOP account. Tenders of Notes are effected through the ATOP procedures by delivery of an Agent’s Message by DTC to the Information Agent and Depositary. “Agent’s Message” means a message, transmitted by DTC to and received by the Information Agent and Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by this Offer to Purchase and that the Company may enforce such agreement against such participant.

The Agent’s Message must be transmitted to and received by the Information Agent and Depositary through the ATOP system prior to the Expiration Date. Delivery through DTC of any tenders transmitted through ATOP is at the risk of the tendering holder. Delivery will be deemed made only when actually received by the Information Agent and Depositary. Holders desiring to tender their Notes on the Expiration Date should note that such holders must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC on such respective date. Delivery of such documents to DTC does not constitute delivery to the Information Agent and Depositary.

Representations, Warranties and Undertakings.  By submitting a valid electronic acceptance instruction, the holder is deemed to represent, warrant and undertake to the Company and the Information Agent and Depositary that:

•	the holder has received and reviewed this Offer to Purchase.

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the Notes are, at the time of acceptance, and will continue to be, until the payment on the Payment Date or the termination or withdrawal of the Offer, or, in the case of Notes in respect of which the tender has been revoked, the date on which such tender is validly revoked, held by it;

•

the tendering holder acknowledges that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of the tendering holder shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the tendering holder and shall not be affected by, and shall survive, the death or incapacity of the tendering holder; and

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the Notes that are the subject of the electronic acceptance instruction will, on the Payment Date, be transferred by such holder with full title guarantee free from all liens, charges and encumbrances and together with all rights attached thereto.

Other Matters

Tenders of Notes pursuant to the procedures described above, and acceptance thereof by us for purchase, will constitute a binding agreement between us and the tendering holder of such Notes, upon the terms and subject to the conditions of the Offer in effect on the date the Notes are accepted for payment.

There are no guaranteed delivery provisions provided by the Company in conjunction with the Offer.  Holders must tender their Notes in accordance with the procedures set forth under “Procedures for Tendering.”

By tendering Notes through book-entry transfer as set forth above, and subject to and effective upon acceptance for purchase of, and payment for, the Notes tendered therewith, a tendering holder (i) irrevocably sells, assigns and transfers to or upon the order of us all right, title and interest in and to all the Notes tendered thereby, (ii) waives any and all other rights with respect to such Notes under the Indenture or otherwise (including, without limitation, any rights relating to any existing or past defaults and their consequences, (iii) releases and discharges us from any and all claims such holder may have now, or may have in the future, arising out of, or related to such Notes, including, without limitation, any claims that such holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption of such Notes and (iv) irrevocably constitutes and appoints the Information Agent and Depositary as the true and lawful agent and attorney-in-fact of such holder with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to us, (b) present such Notes for transfer on the relevant security register, and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Information Agent and Depositary will have no rights to, or control over, funds from us, except as agent for the tendering holders, for the purchase price and accrued and unpaid interest for any tendered Notes that are purchased by us).

All questions as to the form of all documents and the validity (including time of receipt) and acceptance of all tenders of Notes will be determined by us, in our sole discretion, the determination of which shall be final and binding.  Alternative, conditional or contingent tenders of Notes will not be considered valid.  We reserve the absolute right, in our sole discretion, to reject any or all tenders of Notes that are not in proper form or the acceptance of which, in our opinion, would be unlawful.  We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Notes.

Our interpretation of the terms and conditions of the Offer will be final and binding.  Any defect or irregularity in connection with tenders of Notes must be cured within such time as we determine, unless waived by us.  Tenders of Notes shall not be deemed to have been made until all defects and irregularities have been waived by us or cured.  A defective tender (which defect is not waived by us) will not constitute a valid tender of the Notes.  None of the Company, the Information Agent and Depositary, or the Trustee, or any other person will be under any duty to give notice of any defects or irregularities in tenders of Notes, or will incur any liability to holders for failure to give any such notice.

Acceptance of Notes for Purchase; Payment for Notes

Upon the terms and subject to the conditions of the Offer, we will accept for purchase, and pay for, validly tendered Notes that were not validly withdrawn pursuant to the Offer and subject to the Tender Cap, in each case upon the satisfaction or waiver of the conditions to the Offer specified under “—Conditions of the Offer.” We will promptly pay for Notes accepted.  For more information on possible proration of the Offer, please see “—Proration.”

Tenders of Notes will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.

For purposes of the Offer, we will be deemed to have accepted Notes for purchase if, as and when we give oral (promptly confirmed in writing) or written notice thereof to the Information Agent and Depositary.

With respect to tendered Notes that are to be returned to holders, such Notes will be credited to the account maintained at DTC from which such Notes were delivered after the expiration or termination of the Offer, unless other instructions were given by the holder to the book-entry transfer facility.

We will pay for Notes accepted for purchase in the Offer by depositing such payment in cash with the Information Agent and Depositary, which will act as agent for you for the purpose of receiving the purchase price (including accrued and unpaid interest on your tendered Notes as described above) and transmitting the purchase price (including accrued and unpaid interest) to you on the Payment Date.  We expressly reserve the right, subject to applicable law, to (1) delay acceptance for purchase of the Notes tendered under the Offer or the payment for the Notes accepted for purchase (subject to Rules 13e-4 and 14e-1 under the Exchange Act, which requires that we pay the consideration offered or return the Notes deposited by or on behalf of the holders promptly after the termination or withdrawal of the Offer), or (2) terminate the Offer as set forth in “—Conditions of the Offer.”

If, for any reason, acceptance for purchase of, or payment for, validly tendered Notes pursuant to the Offer is delayed, or we are unable to accept for purchase or to pay for validly tendered Notes pursuant to the Offer, then the Information Agent and Depositary may, nevertheless, on behalf of us, retain tendered Notes, without prejudice to our rights described under “—Procedures for Tendering—Expiration Date; Extensions; Amendments” and “—Conditions of the Offer” above and “—Withdrawal of Tenders” below.

You will not be obliged to pay brokerage commissions or fees to the Information Agent and Depositary, the Trustee, or to us, with respect to the Offer.

We will pay all transfer taxes applicable to the purchase and transfer of Notes pursuant to the Offer, except if the payment of the purchase price, as applicable, is being made to, or if certificates representing Notes for principal amounts not tendered or not accepted for payment are registered in the name of, any person other than the registered holder of Notes tendered thereby or if tendered certificates are registered in the name of any person other than the person(s) electronically transmitting acceptance through ATOP; then, in such event, the amount of any transfer taxes (whether imposed on the registered holder(s) or such other person(s)) payable on account of the transfer to such person will be deducted from the purchase price, unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

Withdrawal of Tenders

Tenders of Notes may be withdrawn at any time on or before the Expiration Date. Except as otherwise provided by law, following the Expiration Date, Notes may no longer be validly withdrawn.

In the event of a termination or withdrawal of the Offer, Notes tendered pursuant to the Offer will promptly be credited to your account through DTC and your DTC participant.  In the event Notes you tendered are not purchased due to proration, they will be promptly credited to your account.

For a withdrawal of a tender of Notes to be effective, a written or facsimile transmission notice of withdrawal must be received by the Information Agent and Depositary at or prior to the Expiration Date through ATOP.  Any such notice of withdrawal must (a) specify the name of the person who tendered the Notes to be withdrawn and the name of the participant in DTC whose name appears on the security position listing as the owner of such Notes, if different from that of the person who deposited the Notes, and (b) contain the description of the Notes to be withdrawn and the aggregate principal amount represented by such Notes.

Withdrawal of Notes can only be accomplished in accordance with the foregoing procedures.

Notes validly withdrawn may thereafter be re-tendered at any time at or prior to the Expiration Date by following the procedures described under “—Procedures for Tendering.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal of a tender will be determined by us, which determination shall be final and binding.  Neither we, nor either of the Information Agent and Depositary or the Trustee, nor any other person, will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tender or incur any liability for failure to give any such notification.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material United States federal income tax considerations relating to the surrender of Notes for repurchase pursuant to the Offer.  This discussion does not purport to be a complete analysis of all potential tax effects of the Offer.  This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below.  Moreover, this summary applies only to holders that hold Notes as “capital assets” within the meaning of Section 1221 of the Code.  In addition, this discussion does not address tax considerations applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation: banks, insurance companies or other financial institutions; holders subject to the alternative minimum tax; regulated investment companies; S-corporations, partnerships or other pass-through entities; tax exempt organizations; dealers in securities or commodities; United States expatriates or former long-term United States residents;  persons that beneficially own more than 5% of the fair market value of the Notes or that, on the date they acquired the Notes, own Notes with a fair market value of more than 5% of the aggregate fair market value of our common stock; persons holding Notes as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes; or U.S. holders (as defined below) whose functional currency is not the United States dollar.  Further, this discussion does not address the consequences under United States federal estate or gift tax laws or the laws of any state or locality or any foreign jurisdiction.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF SURRENDERING THE NOTES FOR REPURCHASE ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

TO COMPLY WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS OFFER TO PURCHASE IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE

IMPOSED ON YOU UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Consequences to U.S. Holders

The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a U.S. holder of the Notes. Certain consequences to “non-U.S. holders” of the Notes are described under “—Consequences to Non-U.S. Holders” below.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of Notes that is, for United States federal income tax purposes: a citizen or resident of the United States; a corporation (or other entity that has elected to be treated as a corporation for United States tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; an estate the income of which is subject to United States federal income tax regardless of its source; a trust that (i) is subject to the primary supervision of a United States court and the control of one or more United States persons or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.  As used herein, the term “non-U.S. holder” means a beneficial owner of Notes that is not a U.S. holder.

Sale of Notes Pursuant to the Offer.  Upon the sale of a Note pursuant to the Offer, you generally will recognize gain or loss equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest not previously included in income, which generally will be taxable as ordinary income) and (ii) your adjusted tax basis in the Note. Subject to the market discount rules discussed below under “Market Discount,” such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, you have held the Note for more than one year. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Market Discount.  If you acquired Notes at a market discount, you generally will be required to treat any gain recognized upon the repurchase of the Notes pursuant to the Offer as ordinary income rather than capital gain to the extent of the accrued market discount, unless you elected to include market discount in income as it accrued.  Subject to a de minimis exception, “market discount” generally equals the excess of the stated redemption price at maturity of the Notes over your initial tax basis in the Notes.

Information Reporting and Backup Withholding.  We are required to furnish to the record holders of the Notes, other than corporations and other exempt holders, and to the Internal Revenue Service, information with respect to interest paid on the Notes.  In addition, you may be subject to backup withholding with respect to interest paid on the Notes or with respect to proceeds received from sale of a Note pursuant to the Offer. Certain holders (including, among others, corporations and certain tax-exempt organizations) generally are not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you (i) fail to furnish your taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number; (ii) furnish an incorrect TIN; (iii) are notified by the Internal Revenue Service that you have failed to properly report payments of interest or dividends; or (iv) fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the Internal Revenue Service has not notified you that you are subject to backup withholding. Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your United States federal income tax liability provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Consequences to Non-U.S. Holders

The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a non-U.S. holder of the Notes.

Sale of Notes Pursuant to the Offer.  Subject to the discussions of interest and backup withholding below, any gain realized upon the sale of a Note pursuant to the Offer generally will not be subject to United States federal income or withholding tax, unless:

•

the gain is effectively connected with the conduct by you of a trade or business (or, in the case of a treaty resident, is attributable to a permanent establishment or a fixed base) in the United States; or

•	you are an individual that is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

If your gain is described in the first bullet point above, you generally will be subject to United States federal income tax on the net gain derived from the sale. If you are a corporation, then you may be required to pay a branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable United States income tax treaty) on any such effectively connected gain. If you are an individual described in the second bullet point above, you will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. You should consult any applicable income tax treaties that may provide for different rules. In addition, you are urged to consult your tax advisers regarding the tax consequences of the sale of a Note pursuant to the Offer.

If you receive cash attributable to accrued interest on the Notes pursuant to the Offer, you generally will not be subject to the 30% United States federal withholding tax on such interest, provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person;”

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•

you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an Internal Revenue Service Form W-8BEN (or successor form)), or you hold your Notes through certain foreign intermediaries and you and the foreign intermediaries satisfy the certification requirements of applicable Treasury Regulations.

If you cannot satisfy the requirements described above, you will be subject to the 30% United States federal withholding tax with respect to payments of interest on the Notes, unless you provide us with a properly executed (i) Internal Revenue Service Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or (ii) Internal Revenue Service Form W-8ECI (or successor form) stating that the interest is not subject to withholding tax because it is effectively connected with the conduct by you of a United States trade or business. If you are engaged in a trade or business in the United States and interest on a Note is effectively connected with your conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States), you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Information Reporting and Backup Withholding.  If you are a non-U.S. holder, in general, you will not be subject to information reporting or backup withholding with respect to payments that we make to you upon the sale of a Note pursuant to the Offer provided that we do not have actual knowledge or reason to know that you are a

United States person and you have given us the statement described above, or, in the case of the sale of a Note within the United States or conducted through certain United States related financial intermediaries, provided that the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person or you otherwise establish an exemption. However, we may be required to report to the Internal Revenue Service and to you the amount of, and the tax withheld with respect to, any interest paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

You generally will be entitled to credit any amounts withheld under the backup withholding rules against your United States federal income tax liability provided that the required information is furnished to the Internal Revenue Service in a timely manner.

INFORMATION AGENT AND DEPOSITARY

D.F. King & Co., Inc. has been appointed Information Agent and Depositary for the Offer. In such capacity, the Information Agent and Depositary will provide information to holders of Notes in connection with the Offer and provide other similar services as we may request from time to time. All deliveries and correspondence sent to the Information Agent and Depositary should be directed to the address set forth on the back cover of this Offer to Purchase.  We have agreed to pay the Information Agent and Depositary customary fees for its services and to reimburse the Information Agent and Depositary for reasonable out-of-pocket costs and expenses in connection therewith. We have agreed to indemnify the Information Agent and Depositary against certain liabilities, including liabilities under the federal securities laws, and will contribute to payments the Information Agent and Depositary may be required to make in respect thereof.

ADDITIONAL INFORMATION

We are subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC.  Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at Station Place, 100 F Street, N.E., Washington D.C. 20549.  Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates.  Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.  You may also request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address and telephone number:

Symmetricom, Inc.

2300 Orchard Parkway

San Jose, California  95131-1017

(408) 433-0910

We have filed with the SEC a Tender Offer Statement on Schedule TO-I, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Offer. The Tender Offer Statement on Schedule TO-I, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The documents listed below (as such documents may be amended from time to time) contain important information about us and our financial condition:

•	Annual Report on Form 10-K/A for the fiscal year ended July 1, 2007, filed with the SEC on June 17, 2008;

•	Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2007, filed with the SEC on June 17, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended December 30, 2007, filed with the SEC on June 17, 2008;

•	Quarterly Report on Form 10-Q for the quarter ended March 30, 2008, filed with the SEC on June 17, 2008;

•	Current Reports on Form 8-K filed with the SEC on October 15, 2007, February 22, 2008, March 5, 2008, April 17, 2008, April 23, 2008, May 5, 2008, May 8, 2008, May 19, 2008 and June 27, 2008; and

•	All reports that the Company files with the SEC under Sections 13(a), 13(c) 14 or 15(d) of the Exchange Act until we complete the Offer.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

Notwithstanding the foregoing, the Schedule TO to which this Offer to Purchase relates does not permit “incorporation by reference.” Accordingly, if a material change occurs in the information set forth in this Offer to Purchase, we will amend the Schedule TO accordingly.

MISCELLANEOUS

We are not aware of any jurisdiction where the making of the Offer is not in compliance with the laws of such jurisdiction.  If we become aware of any jurisdiction where the making of the Offer, would not be in compliance with such laws, we will make a good faith effort to comply with any such laws or may seek to have such laws declared inapplicable to the Offer.  If, after such good faith effort, we cannot comply with any such applicable laws, the Offer will not be made to the holders of Notes residing in each such jurisdiction.

The Information Agent and Depositary for the Offer is:

D.F. King & Co., Inc.

By Regular, Registered or Certified	By Facsimile:	For Information:
Mail or Overnight Courier:	(212) 809-8838	Banks and Brokers call collect:
48 Wall Street, 22nd Floor	Attention: Elton Bagley	(212) 269-5550
New York, NY 10005
Attention: Elton Bagley	Confirmation:	All others call toll-free:
	(212) 493-6996	(800) 549-6697